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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Transactions Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________

1.   Name and Address of Reporting Person*

     Tsai                             Huei
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   (Last)                            (First)              (Middle)

     53 Worth Mills Lane
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                                    (Street)

     Princeton,                   New Jersey                08540
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   (City)                            (State)                (Zip)
________________________________________________________________________________

2.   Issuer Name and Ticker or Trading Symbol


     Discovery Laboratories, Inc. (DSCO)
________________________________________________________________________________

3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________

4.   Statement for Month/Year


     12/31/99
________________________________________________________________________________

5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

            Vice President
         _______________________________

________________________________________________________________________________

7.   Individual or Joint/Group Reporting
     (check applicable line)

     [X]  Form Filed by One Reporting Person
     [_]  Form Filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                                                 Disposed of (D)                 Owned at the   Form:     7.
                                                                 (Instr. 3, 4 and 5)             End of         Direct    Nature of
                                      2.            3.           -----------------------------   Issuer's       (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date (Month/  Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)     (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          11/24/99       J(1)             11,000           $1.5625    -0-             D        N/A
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Common Stock                          11/24/99       J(1)             11,000           $1.5625    42,200(2)       I        By IRA
                                                                                                                              and
                                                                                                                        Dependents
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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Stock Option        $1.380  9/30/1999   M(3)     A        9/30/1999  9/30/2009  Common   38,000
(right to buy)                                                                  Stock
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Stock Option        $3.00   1/1/1999    M(4)     A        1/1/1999   1/1/2009   Common   40,000
(right to buy)                                                                  Stock
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Stock Option        $4.44   6/16/1998   M(5)     A        6/16/1998  6/16/2008  Common   20,493
(right to buy)                                                                  Stock
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Stock Option        $4.44   6/16/1998   M(6)     A        6/16/1998  6/16/2008  Common   18,400            164,544     D      N/A
(right to buy)                                                                  Stock
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====================================================================================================================================

Explanation of Responses:

1.  A change in the form of beneficial ownership occurred when the Reporting Person sold 11,000 shares into the market and the Reporting Person's Individual Retirement Account ("IRA") on the same day immediately repurchased 11,000 shares at the same price. The amount of shares in which the Reporting Person possessed a pecuniary interest did not change.


2.  Includes 31,200 shares of Discovery Common Stock owned equally by each of the Reporting Person's two children and
11,000 shares owned by the Reporting Person's IRA. The Reporting Person disclaims beneficial ownership of such indirectly beneficially owned securities except to the extent of his pecuniary interest therein.

3.  The option grants are subject to repurchase by Discovery upon the occurrence of certain events relating to the market price of the common stock of Discovery, the failure of Discovery to enter into certain collaboration agreements or a sale or merger of Discovery.

4. This option becomes vested as to 25% of the option shares on the date of the grant. The remaining 75% of the option shares are vested in three equal annual installments beginning with the first year anniversary of the date of the grant.

5. The Corporation's repurchase right shall lapse and 100% of the option shares shall vest in the event the market capitalization of the Corporation exceeds $75 million, determined over a 30 day average.

6. The Corporation's repurchase right shall lapse and 100% of the option shares shall vest in the event that the
Corporation consummates a transaction having a total value of at least $20 million involving the development, clinical testing, regulatory approval, manufacturing and/or marketing of a portfolio compound.


      /s/ Huei Tsai                                         February 11, 2000
By:  ----------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.